FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2022

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Argentina Bank S.A.

Item

Relevant Event

DIVIDENDS PAYMENT NOTICE

Buenos Aires, November 18, 2022

Messrs.

Securities and Exchange Commission

RE: Relevant Event. Dividends Payment Notice.

With due consideration:

It is hereby informed to the Shareholders of Banco BBVA Argentina S.A., that in accordance with the decision taken by the Ordinary and Extraordinary General Meeting held on April 29, 2022, and the Meeting of the Board of Directors held on June 16, 2022, in relation to installment 12, from December 6, 2022 ("Payment Date"), a dividend in the amount of AR$ 1,097,100,750 (AR$ 1.7905707570 per share representing 179.0570757038 % of the capital stock of  AR$ 612.710.079), corresponding to installment N° 12, shall be made available to the shareholders registered in the stock register of the Bank on December 5, 2022 ("Record Date").

In this regard, it is reported that:

i) The payment of the dividend to all Local Shareholders shall be made in Argentine Pesos through the Caja de Valores S.A located at 362, 25 de Mayo St., Buenos Aires City; on working days from 10:00 to 15:00 hours, where all requirements, formalities and settlements shall be met in accordance with the regulatory deadlines.

ii) The payment of the dividend to non-resident shareholders shall be made with securities, unless (a) they state their decision to receive it in Argentine pesos, or (b) they do not inform within the periods described below, the custodial accounts necessary to make the payment with movable securities, in which case they shall receive Argentine pesos.

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina

IGJ 21-07-21 N° 11.156 L.103 T SA (T.O)

a)	Non-Resident Shareholders wishing to receive the following negotiable instrument: BOND TREASURY $ (Argentine currency) Adjustable by the Reference Stabilizing Ratio [AJ. CER ] 1,40% due 25/03/23 (ISIN ARARGE3208T6), shall send from November 18 to December 5, 2022 included, duly signed by the holder or custodian stating the name of the holder of those shares, for Shareholders who hold their shares through a depositor (Bank, Agent or Stock Exchange).

Such notice shall be served on working days within the aforementioned period, from 10:00 to 15:00 hours, to Banco BBVA Argentina S.A. Att. Ezequiel Serra - addressed to email (ezequiel.serra@bbva.com), at 111, Córdoba Av., 26th Floor, Buenos Aires City, stating beneficiary, number of principal and depositor of Caja de Valores S.A. or identification in the Register of Shareholders carried out by the Registration Agent: Caja de Valores S.A., bank abroad to transfer the securities, account number, reference and any other information necessary for the correct crediting of the net dividend.

It is hereby stated that in case of failure to receive the notification with the required information within the period informed, before December 5, 2022 the Bank shall pay the dividend in Argentine pesos according to the procedure reported in point b) below.

b)	On the other hand, non-resident shareholders who choose to receive Argentine pesos must send written notice to that effect from November 18 to December 5, 2022 included, on working days within that period, from 10:00 to 15:00 hours, addressed to Banco BBVA Argentina S.A. - Att. Ezequiel Serra addressed to email (ezequiel.serra@bbva.com), at 111, Córdoba Av., 26th Floor, Buenos Aires City, and the funds shall be credited through the Caja de Valores S.A located at 362, 25 de Mayo St,, Buenos Aires City; on working days from 10:00 to 15:00 hours, where all formalities and settlements shall be met in accordance with the regulatory deadlines.

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina

IGJ 21-07-21 N° 11.156 L.103 T SA (T.O)

Upon any inquiry or request address to: Caja de Valores S.A Phone: 0810-888-7323 or email registro@cajadevalores.com.ar.

Holders of American Depositary Shares (ADS) shall receive payment through the depositary bank, Bank of New York Mellon, as from the date determined by the rules governing the jurisdiction in which the Company’s ADS is listed.

It is expressly established that the holdings of shares of the Shareholders registered at the Record Date shall be the only ones taken into account for the purpose of paying the declared dividend. Notices made by those who do not turn out to be holders of Bank shares at the Record Date shall be deemed not to have been filed and shall be null and void.

It is reported that, in accordance with the provisions of Law N° 27.430, amendment of Law N° 20.628 of Income Tax (third section without added number after section 90), no withholding tax is applicable since the dividends distributed correspond to accrued tax-free profits from periods prior to the beginning of January 1, 2018.

Yours faithfully,

BANCO BBVA ARGENTINA S.A.

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina

IGJ 21-07-21 N° 11.156 L.103 T SA (T.O)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Argentina Bank S.A.

Date: November 18th, 2022	By:	/s/ Carmen Morillo Arroyo
Name: Carmen Morillo Arroyo
Title: Chief Financial Officer